U.S. SECU [barcode] MISSION

04004206

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-35370

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ragen MacKenzie Investment Svc., LLC

Official Use Only

FIRM ID. NO.

SEC RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 2nd Avenue, Suite 3130

(No. and Street)

Seattle	Washington	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon H. Meiners

(Area Code – Telephone No.)
206-233-2843

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investment Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

SABINE BIRLENBACH
NOTARY PUBLIC
COMMISSION EXPIRES 1-20-06
STATE OF WASHINGTON

Name: Jon H. Meiners
Title: CEO

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

RAGEN MACKENZIE INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

RAGEN MACKENZIE INVESTMENT SERVICES, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Ragen Mackenzie Investment Services, LLC:

We have audited the accompanying statement of financial condition of Ragen Mackenzie Investment Services, LLC, a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ragen Mackenzie Investment Services, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 13, 2004

RAGEN MACKENZIE INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	1,287,838
Receivable from affiliated clearing broker, net		964,483
Securities owned, at market value (note 3)		175,581
Interest and commissions receivable		52,253
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $56,463		4,275
Securities not readily marketable (warrants)		2,475
Other assets		33,861
Total assets	$	2,520,766

Liabilities and Member's Equity

Liabilities:		
Accrued compensation and related benefits	$	937,563
Payable to affiliate – WFC		11,566
Other liabilities and accrued expenses		47,257
Total liabilities		996,386
Commitments and contingencies (note 5)		
Member's equity		1,524,380
Total liabilities and member's equity	$	2,520,766

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Ragen Mackenzie Investment Services, LLC (RMIS) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). RMIS' primary activities are retail securities brokerage, which includes the purchase and sale of municipal and corporate bonds, the sale of equities, and the sale of certain mutual funds and variable annuities. RMIS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer, is a member firm of the National Association of Securities Dealers, Inc. (NASD), and has retail offices located in five western states of the United States.

All securities transactions, with the exception of those involving mutual funds and variable annuities sold by subscription, are cleared through a related party broker/dealer, Wells Fargo Investments, LLC (WFI), on a fully disclosed basis. RMIS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities owned are recorded at market values on a trade-date basis.

(b) Fair Value of Financial Instruments

Substantially all of RMIS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Receivable from Affiliated Clearing Broker

Amounts payable to, or receivable from, WFI (affiliated clearing broker) consist of commissions and the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease. RMIS reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) Income Taxes

As a Limited Liability Company, RMIS is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its parent, WFIG, RMIS' sole member.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

(Continued)

assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Securities Owned

Securities owned consist of trading securities at market values as follows:

Corporate bonds, debentures, and notes	$	—
State and municipal obligations		175,581
	$	175,581

(4) Related Party Transactions

In the ordinary course of business, RMIS enters into material transactions with other affiliates of WFC. During the year ended December 31, 2003, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (note 7), clearing services, and interest paid to affiliates under short-term financing arrangements.

RMIS uses WFI as a clearing broker for all securities transactions, with the exception of those involving mutual funds and variable annuities sold by subscription.

RMIS may borrow up to $6,000,000 under terms of a margin loan agreement with WFI, for which no amounts were outstanding at December 31, 2003. RMIS pays interest under this agreement at interest rates approximating commercial lending rates.

RMIS is charged for various services provided by WFC.

(5) Leases, Commitments, and Contingencies

RMIS leases certain office space under an operating lease which expires in 2005. Future minimum rentals under the terms of the lease agreement are as follows:

December 31:		
2004	$	79,829
2005		6,652
	$	86,481

In the normal course of business, there are various lawsuits, claims, and contingencies pending against RMIS which, in the opinion of management, will be resolved with no material impact on RMIS' financial position or results of operations.

(6) Net Capital Requirements

RMIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires RMIS to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2003, RMIS' net capital was $1,411,397, which was $1,311,397 in excess of its required net capital of $100,000 and had a percentage of aggregate indebtedness to net capital of 71%.

RMIS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(7) Employee Benefits

RMIS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar-for-dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(8) Financial Instruments With Off-Balance-Sheet Risk

RMIS clears all transactions for its customers on a fully disclosed basis with an affiliated clearing broker that carries all customer accounts and maintains related records. Nonetheless, RMIS is liable to the clearing firm for the transactions of its customers. These activities may expose RMIS to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. RMIS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. RMIS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case RMIS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon RMIS' financial statements.